April 22, 2020

Gregory Gorgas
President, Chief Executive Officer and Chief Financial Officer
Artelo Biosciences, Inc.
888 Prospect Street, Suite 210
La Jolla, CA 92037

       Re: Artelo Biosciences, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2019
           Filed November 25, 2019
           File No. 1-38951

Dear Mr. Gorgas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:    Randy Schreckhise, Vice President, Finance and Operations